Exhibit 99.1

NEWS RELEASE	ELD No. 13-12
TSX: ELD NYSE: EGO	September 9th, 2013

Certej and Olympias Resources Update

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to announce updated resource calculations for the Certej Project, Romania and the Olympias Project, Greece.

Certej

The Certej resource is based on an additional 46,000 metres of drilling completed during the first half of 2013.  This drilling focused on infilling a number of target areas in the main deposit and further defining the lateral extent of the mineralized system.

Compared to the 2012 year end resource, the updated resource model shows a 13% increase in measured and indicated gold ounces and a 26% increase in inferred gold ounces, with a slight increase in gold grades in both classifications.

Table 1: Certej Updated Mineral Resources at a 0.7 g/t Au cutoff grade

Resource Category	Tonnes x 1000	Au g/t	Au ounces x 1000	Ag g/t	Ag ounces x 1000
Measured	25,680	1.75	1,448	8.7	7,150
Indicated	92,457	1.18	3,488	9.0	26,643
M + I	118,137	1.30	4,936	8.9	33,793
Inferred	29,002	1.08	1,010	5.7	5,268

The updated Certej model provides a high level of confidence in the spatial distribution of mineralization within the main deposit and this model will now be used as a basis for mine planning and an updated mineable reserve.

Olympias

The updated Olympias resource is based on a revised geologic model developed through an extensive core re-logging program.  This re-logging program has allowed the deposit to be sub-divided based on both grade and mineralization type and will assist in reserve development and detailed mine planning.

Compared to the 2012 year end resource, the new model shows a 10% increase in measured and indicated gold ounces and a 122% increase in inferred gold ounces.  Silver ounces increased by 16% in the measured and indicated categories and 81% in the inferred category. Lead and zinc tonnes in the measured and indicated categories both increased by 17%.

Table 1: Olympias Updated Mineral Resources using a 0 g/t Au cutoff in the massive sulfide zone

Resource Category	Tonnes x 1000	Au g/t	Au ounces x 1000	Ag g/t	Ag ounces x 1000	Pb %	Zn %
Measured	7,364	7.46	1,766	92	21,678	4.7	5.8
Indicated	10,644	8.55	2,926	147	50,305	5.0	6.8
M + I	18,008	8.10	4,692	125	71,983	4.9	6.5
Inferred	3,955	8.34	1,060	118	15,050	3.9	4.3

The Olympias ore-body is open at depth.  A drillhole drilled from surface and completed in 1990 intersected the massive sulfide zone approximately 650 meters down plunge from the deepest known mineralization.  This extension will be the focus of further exploration efforts once underground access is established.

Qualified Person(s)

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person responsible for the Certej and Olympias mineral resource estimates.

Samples from the Certej drilling were prepared and assayed at the ALS facility in Romania.  Analysis for gold and silver was done on sawn half core samples using fire assay and AA methods.  Standard reference materials, blank and field duplicate samples were regularly inserted prior to shipment from the preparation site to monitor and control the quality of the assay data.  The estimates were made from 3D block models utilizing commercial mine planning software.  The work incorporated data from 483 diamond drill holes, 123 of which were drilled in 2013, 192 RC drill holes and 330 underground channel samples.  Mineralized shells were generated using PACK (probability assisted constrained kriging) methods at threshold gold grades equal to 0.20 g/t.  Grade interpolation estimated values for gold and silver by ordinary kriging.  The estimates were based on 3 m composited assays which were capped to 70 g/t for Au and 600 g/t for Ag prior to compositing and interpolation.  The mineralized shell to background boundaries were treated as "hard" for the purposes of gold interpolation.  Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.

Data for the Olympias project comprised over 760 diamond drill holes drilled mostly from underground platforms.  Analysis for gold, silver, lead and zinc was done on sawn half core samples using fire assay and AA methods.  Standard reference materials, blank and field duplicate samples were regularly inserted prior to shipment from the preparation site to monitor and control the quality of the assay data. As well a program of duplicate submission to a third party laboratory assisted in controlling and verifying the assay data.  Eldorado completed a major core reclogging program which covered over 80% of the drill holes to help verify the mineralized intersections and to enable a revised interpretation of the mineralization.  The revised interpretation consisted of creating lenses, in 3-D, of the total massive sulphide mineralization and, as a sub-domain within the total massive sulphides, a gold-arsenopyrite zone.  A shell of stringer or disseminated sulphide mineralization was also created encapsulating the total massive sulphide lenses.  Grade interpolation estimated values for gold, silver, lead and zinc by ordinary kriging.  The estimates were based on 1 m composited assays.   No grade capping was deemed necessary.  The boundaries between the non-massive and massive sulphide zones, as well as between the total massive sulphides and gold-arsenopyrite zones were treated as "hard" for the purposes of gold interpolation.  Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.  Cut-off for the Olympias mineral resources is geology based due to the sharpness of the mineralized contacts and the high grade nature of the mineralization.

About Eldorado

Eldorado is a gold producing, exploration and development company active in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s Certej and Olympias Resource Update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO)

Contact

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Website: www.eldoradogold.com
Request for information packages: laurelw@eldoradogold.com